EXHIBIT 16.1

Date: May 17, 2007

Mantyla McReynolds LLC            (801) 266-3481 Fax
5872 South 900 East Suite 250
Salt Lake City, UT 84121

Dear Sir/Madam:

The letter shall confirm that the engagement of your firm is terminated. This termination and the engagement of Moore Stephens Wurth Frazer & Torbet LLP as our new independent auditors were approved by our full Board of Directors.

Your firm is hereby authorized to respond fully to the inquiries of Moore Stephens Wurth Frazer & Torbet LLP.

Our counsel will be preparing the Form 8-K which will be due May 21, 2007. You will be provided with a copy of the disclosures that we will be making in response to Item 304(a) of Regulation S-B. Please furnish us with a letter addressed to the Securities and Exchange Commission as to whether you agree with the statements made by us herein.

Very truly yours, WEST COAST CAR COMPANY

By:	/s/ Qingtai Liu
Name: Qingtai Liu Title: CEO